Exhibit 99.1

     CIMAREX ENERGY ANNOUNCES FIRST-QUARTER 2005 EARNINGS OF $1.00 PER SHARE

    DENVER, May 4 /PRNewswire-FirstCall/ -- Cimarex Energy Co. (NYSE: XEC) today reported first-quarter 2005 net income of $43.4 million, or $1.00 per diluted share. This compares to first-quarter 2004 earnings of $29.9 million, or $0.70 per diluted share.

    Revenues from oil and gas sales in the first quarter of 2005 were $137.4 million, compared to $95.5 million in the same period of 2004. Cash flow from operations for the first quarter of 2005 was $101.1 million, versus $69.5 million in the same period of 2004(1). First-quarter 2005 financial results were positively impacted by a 22 percent increase in production volumes, 40 percent higher oil prices and 14 percent higher gas prices.

    Total daily production volumes averaged 240.4 million cubic feet (MMcf) equivalent during the first quarter of 2005 versus 196.6 MMcf equivalent a year earlier. Fourth-quarter 2004 production was 231.0 MMcf equivalent per day. The increase is attributable to continued positive drilling results in the Mid Continent, Permian Basin and Gulf Coast areas of operations. The accompanying tables detail quarterly volumes and prices.

    Exploration and development expenditures during the first quarter of 2005 totaled $92.7 million, up from $68.6 million for the first quarter 2004. Increased capital expenditures reflect expansion of our drilling program. In the first quarter of 2005, we participated in drilling 59 gross wells, with an overall success rate of 81 percent. On a net basis, 27 of 35 wells drilled during the first quarter were successful.

     (1) Cash Flow from Operations is a non-GAAP financial measure that represents "Net Cash Provided By Operating Activities" adjusted for the change in operating assets and liabilities. See below for a reconciliation of the related amounts.

    Conference call and web cast
    A conference call with management has been scheduled for 11 a.m. Mountain Time (1 p.m. Eastern), Wednesday, May 4, 2005. Interested parties may access the call by dialing (800) 938-0653 and requesting the Cimarex Energy Co. teleconference. In addition, a listen-only web cast of the call will be provided at www.cimarex.com. Please go to the website at least ten minutes early to register and to download any necessary audio software.

    On January 26, 2005, Cimarex and Magnum Hunter Resources, Inc. (NYSE: MHR) jointly announced that their boards of directors had approved an agreement and plan of merger that provides for the acquisition by Cimarex of Magnum Hunter.

    About Cimarex Energy
    Cimarex Energy Co., headquartered in Denver, CO, is an independent oil and gas exploration and production company with operations focused in the Mid-Continent, Permian Basin and Gulf Coast areas of the U.S. Its principal regional operations offices are located in Tulsa, New Orleans and Houston.

    About Magnum Hunter Resources, Inc.
    Magnum Hunter Resources, Inc., located in Irving, TX, is an independent oil and gas exploration and production company engaged in three principal activities: (1) the exploration, development and production of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; and (3) the managing and operating of producing oil and natural gas properties for interest owners. Its operations are concentrated in the Permian Basin of West Texas and New Mexico, the Gulf of Mexico and in the Mid-Continent and Gulf Coast areas of the U.S.

    This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Cimarex's and Magnum Hunter's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Cimarex and Magnum Hunter. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Cimarex and Magnum Hunter. Cimarex and Magnum Hunter assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

    In connection with the proposed merger, Cimarex and Magnum Hunter have filed with the SEC a Registration Statement on Form S-4 (Registration Number 333-123019) that contains the joint proxy statement/prospectus on Form S-4 that discloses important information about the merger. Investors and security holders of Cimarex and Magnum Hunter are urged to read the joint proxy statement/prospectus filed with the SEC, and any other relevant materials filed by Cimarex or Magnum Hunter, as well as any amendments or supplements to those documents, because they contain important information about Cimarex, Magnum Hunter and the merger. Investors and security holders may obtain these documents (and any other documents filed by Cimarex and Magnum Hunter with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge (i) at www.cimarex.com or www.magnumhunter.com or (ii) by directing a request to Mary Kay Rohrer, Assistant Corporate Secretary, Cimarex Energy Co., phone: 303-295-3995, fax:
303-295-3494; or Morgan F. Johnston, Corporate Secretary, Magnum Hunter Resources, Inc., phone: 972-401-0752, fax: 972-443-6487. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

    Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and Magnum Hunter and their respective ownership of Cimarex and Magnum Hunter common stock is set forth in the joint proxy statement/prospectus, which was filed with the SEC on May 2, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

                            PRICE AND PRODUCTION DATA

                                               For the Three Months Ended
                                                       March 31,
                                               ---------------------------
                                                   2005           2004
                                               ------------   ------------
Gas Production:

    Total production - Mcf                       17,636,397     14,130,125
    Gas volume - Mcf per day                        195,960        155,276
    Gas price - per Mcf                        $       6.00   $       5.26

Oil Production (including NGL):

    Total production - barrels                      666,354        626,617
    Oil volume - barrels per day                      7,404          6,886
    Oil price - per barrel                     $      47.28   $      33.80

                           CAPITALIZED COSTS INCURRED

                                               For the Three Months Ended
                                                       March 31,
                                               ---------------------------
                                                   2005           2004
                                               ------------   ------------
                                                     (in thousands)
Exploration and development                    $     92,737   $     68,619
Acquisitions of proved properties                       243              9
    Oil and gas expenditures                         92,980         68,628
Sale Proceeds                                           (14)           (35)
                                               $     92,966   $     68,593

                   RECONCILIATION OF CASH FLOW FROM OPERATIONS

                                               For the Three Months Ended
                                                       March 31,
                                               ---------------------------
                                                   2005           2004
                                               ------------   ------------
                                                     (in thousands)
Net cash provided by operating
 activities                                    $     96,428   $     63,047
    Increase in operating
     assets and liabilities                           4,641          6,405

Cash flow from operations                      $    101,069   $     69,452

Management believes that the non-GAAP measure of cash flow from operations is useful information for investors because it is used internally and is accepted by the investment community as a means of measuring the company's ability to fund its capital program. It is also used by professional research analysts in providing investment recommendations pertaining to companies in the oil and gas exploration and production industry.

                          INCOME STATEMENTS (unaudited)

                                               For the Three Months Ended
                                                       March 31,
                                               ---------------------------
                                                   2005           2004
                                               ------------   ------------
                                                (In thousands, except per
                                                       share data)
 Revenues:
  Gas sales                                    $    105,874   $     74,332
  Oil sales                                          31,508         21,178
  Marketing sales                                    53,736         36,761
  Other, net                                            589          3,648
                                                    191,707        135,919
 Costs and expenses:
  Depreciation, depletion and
   amortization                                      38,085         26,338
  Asset retirement obligation
   accretion                                            385            290
  Transportation                                      2,474          2,355
  Production                                         10,171          9,469
  Taxes other than income                            10,895          8,365
  Marketing purchases                                53,227         36,300
  General and administrative                          7,892          4,509
  Stock compensation                                  1,225            468
  Financing costs --

    Interest expense                                    188            296
    Interest income                                    (652)           (87)
                                                    123,890         88,303

Income before income tax expense                     67,817         47,616
Income tax expense                                   24,452         17,751

Net income                                     $     43,365   $     29,865

Earnings per share:

    Basic                                      $       1.04   $       0.72

    Diluted                                    $       1.00   $       0.70

Weighted average shares
 outstanding:

  Basic                                              41,749         41,305
  Diluted                                            43,218         42,615

                        CASH FLOW STATEMENTS (unaudited)

                                               For the Three Months Ended
                                                       March 31,
                                               ---------------------------
                                                   2005           2004
                                               ------------   ------------
                                                     (in thousands)
Cash flows from operating activities:
 Net income                                    $     43,365   $     29,865
 Adjustment to reconcile net income
  to net cash
   provided by operating activities:
     Depreciation, depletion and

      amortization                                   38,085         26,338
     Asset retirement obligation
      accretion                                         385            290
     Deferred income taxes                           17,312         10,924
     Stock compensation                               1,225            468
     Other                                              697          1,567
 Changes in operating assets and liabilities:

     (Increase) decrease in

      receivables, net                                7,871        (13,435)
     (Increase) in inventories                       (4,292)        (2,677)
     (Increase) decrease in other
      current assets                                 (3,122)         1,837
     Increase in accounts payable                     1,910          9,354
     (Decrease) in accrued

      liabilities                                    (6,925)        (1,511)
     Increase (decrease) in other
      non-current liabilities                           (83)            27
         Net cash provided by
          operating activities                       96,428         63,047
Cash flows from investing activities:
 Oil and gas expenditures                           (96,473)       (67,376)
 Acquisition of oil and gas
  properties                                           (243)            (9)
 Proceeds from sale of assets                            37            113
 Other expenditures                                  (3,093)        (1,952)
         Net cash used by investing
          activities                                (99,772)       (69,224)
Cash flows from financing activities:
 Common stock reacquired and retired                    (67)          (121)
 Proceeds from issuance of common
  stock                                                 690          4,371
         Net cash provided by
          financing activities                          623          4,250
Net change in cash and cash
equivalents                                          (2,721)        (1,927)
Cash and cash equivalents at
 beginning of period                                115,746         40,420
Cash and cash equivalents at
 end of period                                 $    113,025   $     38,493

                           BALANCE SHEETS (unaudited)

                                                 March 31,     December 31,
                                                   2005           2004
                                               ------------   ------------
                                                  (In thousands, except
                                                       share data)
               Assets
Current assets:

 Cash and cash equivalents                     $    113,025   $    115,746
 Receivables, net                                    96,118        103,989
 Inventories                                         14,034          9,742
 Deferred income taxes                                1,467          2,149
 Other current assets                                 7,943          4,821
   Total current assets                             232,587        236,447
Oil and gas properties at cost, using
the full cost method of accounting:
 Proved properties                                1,699,528      1,596,704
 Unproved properties and properties
  under development,
   not being amortized                               63,030         72,249
                                                  1,762,558      1,668,953
 Less - accumulated depreciation,

  depletion and amortization                       (903,704)      (866,660)
   Net oil and gas properties                       858,854        802,293
Fixed assets, net                                    17,483         16,109
Goodwill                                             44,967         44,967
Other assets, net                                     6,462          5,630
                                               $  1,160,353   $  1,105,446

 Liabilities and Stockholders' Equity
Current liabilities:

 Accounts payable                              $     30,034   $     26,511
 Accrued liabilities                                 66,991         77,362
 Revenue payable                                     37,516         39,129
   Total current liabilities                        134,541        143,002
Deferred income taxes                               241,640        225,285
Other liabilities                                    38,561         36,447
Stockholders' equity:
 Preferred stock, $0.01 par value,
  15,000,000 shares authorized,
  no shares issued                                       --             --
 Common stock, $0.01 par value,
  100,000,000 shares authorized,
  41,774,841 and 41,729,280 shares
  issued and outstanding,
  respectively                                          418            417
 Paid-in capital                                    252,031        250,248
 Unearned compensation                              (10,268)       (10,072)
 Retained earnings                                  503,396        460,031
 Accumulated other comprehensive
  income                                                 34             88
                                                    745,611        700,712
                                               $  1,160,353   $  1,105,446

SOURCE  Cimarex Energy Co.
    -0-                             05/04/2005
    /CONTACT: Paul Korus, Vice President & CFO, or Mark Burford, Director of Capital Markets, both of Cimarex Energy Co., +1-303-295-3995/
    /Web site:  http://www.magnumhunter.com /
    /Web site:  http://www.cimarex.com /